Hateley & Hampton

Attorneys & counselors

201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

February 11, 2015

Ms. Amanda Ravitz

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Quarta-Rad, Inc.
Response to Comment letter dated July 25, 2014
Amendment No. 1 to Form S-1
Filed: June 30, 2014
File No. 333-196078

Dear Ms. Ravitz:

Enclosed is the Pre-Effective Amendment No. 2 to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated July 25, 2014.

General

1.	We refer to your disclosures on pages 12 and 25 concerning your status as an emerging growth company. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:	There are no written materials that the Company or anyone authorized to do so on behalf of the Company provides to any potential investors that are qualified institutional buyers or institutional accredited investors. The Company is not aware of any research reports about it that are published or distributed by any broker or dealer as the Company intends to distribute the offering through its officers and directors.

Registration Statement Cover Page

Hateley & Hampton
Attorneys & counselors

Ms. Amanda Ravitz

February 11, 2015

Page2 of 12

2.	You may not carry forward filing fees paid on any registration statement that has been abandoned by the Commission. Please confirm that you have paid the proper filing fee for the present registration statement.

Response:	The Company has paid the proper filing fee for the present registration statement.

Prospectus Cover

3.	In light of the size of the offering costs disclosed on page 18 relative to the $75,000 maximum gross proceeds, please revise the prospectus cover to highlight both the costs of the offering and the maximum net proceeds you could receive in the offering.

Response:	Revised. The Company has increased the gross proceeds of the offering from $75,000 to $300,000 and had shown the net offering costs it will receive from the offering in a footnote. The Company has changed other applicable sections.

Prospectus Summary, page 4

4.	We note your disclosure on page 4 indicating that you require approximately $75,000 in cash to accomplish the goals set out in your plan of operation. Please tell us whether the $75,000 is in addition to the cash that you presently have or whether you need an additional $75,000. Additionally, please reconcile the $75,000 figure with the figures in your Plan of Operation disclosure on pages 26 and 27.

Response:	The Company has increased the maximum offering size to $300,000 from $75,000 and intends to use the net proceeds from the offering in addition to the cash that it presently has on hand to acquire additional inventory and for working capital. The $75,000 figure has been replaced with $300,000 and the increased amount has been reconciled with the figures in the Plan of Operation disclosure on pages 26 and 27.

5.	Please revise to explain briefly what a Geiger counter detects.

Response:	Revised to explain that a Geiger counters are instruments used for measuring ionizing radiation. It detects radiation such as beta particles, Gamma rays and X-rays using the ionization produced in a Geiger-Müller tube, which gives it name to the instrument.

Hateley & Hampton
Attorneys & counselors

Ms. Amanda Ravitz

February 11, 2015

6.	We note your reference on page 4 and throughout the prospectus to “our products;” however, your disclosures on this page and elsewhere indicate that you sell products that you do not manufacture. Accordingly, please revise all references to “our” products to remove any implication that you actually make the products that you say you sell. Similarly, please revise your disclosure on pages 30 and 31 where you indicate that you launched a new product and launched a new software package.

Response:	Revised to indicate that the Company distributes products manufactured by a related party. Revised to indicate that the Company sells a new product manufactured by a related party. The Company’s majority shareholder developed software and has contributed it to the Company for its use.

7.	Please tell us your basis for highlighting on page 5 your sales using Amazon.com, Buy.com and Sears.com. In this regard, please tell us whether you have made material sales through each of these three channels.

Response:	Revised to remove reference to specific online retailers. The Company’s sales are now to independent, third party customers.

8.	In the last paragraph of this section on page 6, you indicate that the aggregate market value of your common stock based on the offering price of $0.05 per share is $3,750,000. Please explain to us how this amount was computed.

Response:	Revised to correct the aggregate market value reflecting the new offering price per share.

Procedures and Requirements for Subscriptions, page 20

9.	Please tell us why you believe that it is appropriate to include detailed instructions for stock subscriptions in this document, along with payment information, when your registration statement is still in review and has not been declared effective. Please confirm that you have not received any subscriptions to date.

Response:	Revised. The Company has not received any subscriptions.

Dilution, page 20

10.	Please revise to present your net tangible book value per share before the offering as of the date of the most recent balance sheet provided.

Response:	Revised.

Hateley & Hampton
Attorneys & counselors

Ms. Amanda Ravitz

February 11, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

For the three months ended March 31, 2014 compared with the three months ended March 31, 2013, page 25

11.	Please revise to provide a discussion of the material items affecting your results of operations and the underlying causes for various material changes to the extent necessary to an understanding of your business as a whole as well as the known or expected future impact of any referenced factors on operating results. In this regard, provide a comparative analysis of the changes in your revenues, cost of goods sold and operating expenses for the periods presented in the financial statements. Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K. For further guidance, please refer to SEC Interpretive Release No. 33-8350 (FRR No. 72) and SAB Topic 13.B. This comment also applies to the same MD&A presentation for the year ended December 31, 2013 compared with the year ended December 31, 2012.

Response:	Revised to include the Company’s financial statements as of September 30, 2014 compared to September 30, 2013 with the comparative analysis.

Business, page 28

12.	Please revise your disclosure to explain your historical and current operations and clarify what exact function you and your affiliates perform. For example, please clarify the nature of the inventory and consignment arrangements with your affiliates, including the material terms of any written or oral agreements you have with these affiliates. Please also revise your Summary disclosure on page 4 to clarify these same issues.

Response:	Revised. The Company purchases its products from Quarta-Rad, Ltd. (QRR), the manufacturer of the RADEX product line. The Company has an oral agreement with QRR for the exclusive distribution rights for the sale of the RADEX products in the United States, Europe, and Asia (other than China). The Company sells the products directly through online retailers and through resellers.

From the Company’s inception through the beginning of 2013, it sold the products through Star Systems Japan (SSJ), a related party company, based on an oral agreement. Commencing in 2013, the Company discontinued its related party sales and sells through online retailers and resellers.

The Company purchases its inventory for shipments to the US and Asia. It purchases its inventory DDP (Delivery Duty Paid) for deliveries to the European Union. The Company enters into a written agreement or purchase order for each order that it makes when it purchases its inventory.

Hateley & Hampton
Attorneys & counselors

Ms. Amanda Ravitz

February 11, 2015

Page5 of 12

13.	Please explain to us why the company controlled by your minority shareholder does not simply sell directly to the company controlled by your majority shareholder or why your majority shareholder does not simply sell its inventory on Amazon.com instead of having you sell it via that website. Please also revise your disclosure to clarify the purpose of your involvement in these transactions.

Response:	Revised to explain the Company’s sales arrangements. Quarta-Rad, Ltd (QRR) was intent on developing U.S. and European Union markets and because of that offered a preferable purchase price to the Company but not to Star Systems Japan (SSJ). It was expected that the U.S. market would expand quickly. QRU tried to combine all sales through one global distributor, which is QRU. SSJ discontinued selling inventory due to a lack of demand in Asia and inability to effectively provide customer support. The Company offers multi-lingual product support through its independent sales agent. SSJ does not sell directly in USA because:

a)	it does not have US checking account to receive the money;

b)	also it does not poses strong English customer service necessary for American consumers;

c)	there was no long term plan to sell off inventory in USA. Due to drop in demand in Japan, SSJ decided to exit this business hence the company sold off its remaining inventory and it no longer sells Geiger counters in Japan.

14.	Please also clarify the nature of the 2013 expansion to your sales plan. In this regard, your disclosure under the “Principal Products” heading on page 29 and in Note 5 on page F-8 appear to indicate that you only sell RADEX products, which are manufactured by your affiliate. As such, please explain the basis for your disclosure on page 28 indicating that you expanded your sales “outside of those related party transactions.” Also, describe the nature of the “Internet sales and sales third party resellers” so that investors can understand how your business operates and how these sales differ from the ones conducted in prior years. Please also clarify your Summary disclosure on page 4 to address these same issues.

Hateley & Hampton
Attorneys & counselors

Ms. Amanda Ravitz

February 11, 2015

Response:	Revised to clarify the Company’s sales. The Company’s inventory is sold in the following manner: directly through its website and through Amazon web stores in the U.S., Canada, and the European Union. As the Company develops its customer base, it contacted resellers in consumer electronics and safety businesses and offered them the opportunity to sell its inventory on either:

a)	drop-shipment, where the Company receives a PO from a reseller and completes the order by shipping directly to a client, while billing the reseller; or

b)	wholesale purchase, where resellers purchase 10 or more units from the Company at one time for wholesale pricing and complete the orders themselves. The majority of the resellers prepay 100% of the purchased inventory or are offered Net30 terms. The Company determines pricing on a vendor-by-vendor basis. The Company no longer handles consignment sales. The Company does not enter into written contracts with its resellers.

15.	Please revise your disclosure on page 28 to explain the significance of the 2012 order that came from an unnamed “reseller.” Did this order constitute a material portion of your 2012 revenue?

Response:	The Company’s management believed that in 2012 worldwide demand for Geiger counters was increasing and several resellers approached the Company to sell the Geiger counters it was importing from QRR. The relationship between the Company and each reseller varied. Most of the resellers were interested in a one-time purchase. Others were interested in a long-term relationship and presently continue to resell the Company’s inventory. The Company’s resell arrangements were not significant to its overall sales strategy (less than 4% of sales) and did not result in a material portion of the Company’s 2013 revenues. Beginning in 2012 and to the present, the Company’s sales are primarily derived from Amazon and direct sales.

16.	Please revise your disclosure on page 28 to describe your “distribution agreements” and your “reseller network.”

Response:	The Company enters into oral agreements with a customer or resellers. The Company quotes a price and the customer prepays for the delivery. As a customer develops a payment history with the Company, the Company offers Net30 payment terms. The Company’s sales on Amazon Vendor are governed by its agreement with Amazon and specifies Net 60 payment terms. Purchases from QRR are all on purchase order based where the terms of delivery and inventory are stipulated and payment amounts are clearly indicated. The Company’s agreement with QRR is an oral agreement.

Hateley & Hampton
Attorneys & counselors

Ms. Amanda Ravitz

February 11, 2015

Radiation Detection Equipment, page 29

17.	Please revise to clarify what types of radiation these products detect.

Response:	Geiger Counters such as RD1503+, RD1212 and RD1706 detect ionizing radiation types: Beta, Gamma and X-Rays. The few units we sell are RADEX MR-160N Radon Gas detectors that detect ionized Alpha particles in the Radon gas, and EMI Detectors that are used to detect Electro-Magnetic non-ionized radiation (such as emitted by high-power electrical lines, microwaves and anything that uses electricity).

Major advanta ges…, page 29

18.	Please identify the “highly experienced engineers” who you can access and with whom they are currently employed. Please revise to explain what the “proprietary tech library” is and whether you developed it and whether your or your affiliates own it.

Response:	Revised.

Distribution Arrangements, page 30

19.	Please revise to explain whether the “few” independent distribution arrangements that you reference are material to your business. If so, please also revise to describe each of these arrangements.

Response:	Revised to explain that the “few” independent distribution arrangements are not material.

Certain Relationships and Related Transactions, page 35

20.	Please revise to disclose the value of each related transaction that you disclose.

Response:	Revised.

Hateley & Hampton
Attorneys & counselors

Ms. Amanda Ravitz

February 11, 2015

21.	Please refer to Regulation S-K, Item 404(d)(1) and describe transactions with your majority and minority shareholder which are referenced in Note 5 on page F-8. Also, explain the $7,549 related party advances reflected on the FY2013 and FY2012 balance sheets.

Response:	Revised.

Plan of Distribution, page 37

22.	Please revise to explain whether the $43,000 referenced in this section are also considered offering expenses in the “Use of Proceeds” disclosure on page 18.

Response:	Revised to correct the $43,000 to $44,200 and disclose that this is considered an offering expense.

Financial statements, page 43

Note 2 – Summary of Significant Accounting Policies, page F-6

-Revenue Recognition, page F-8

23.	We note your revenue recognition policy disclosed here. We note from your disclosures throughout that you sell some products on consignment, while other products are sold on commission and others are sold directly from inventory. Please revise to disclose the nature of each of your revenue-generating arrangements. Tell us how you have evaluated each type of revenue transaction for proper accounting. Specifically, provide us with your detailed analysis of whether revenue should be recognized on the gross basis or net basis in accordance with FASB ASC 605-45.

Response:	From the Company’s inception through the beginning of 2013, the Company acted as an agent for Star Systems Japan (“SSJ”), a company owned by Victor Shvetsky, the Company’s majority shareholder. In this agency capacity, the Company sold SJJ’s existing inventory for a commission that varied in the amount of 5% to 10% of the gross sales price. SJJ had previously purchased this inventory from Quarta-Rad, Ltd. (“QRR”), a Russian company that is owned by the Company’s minority shareholder, Alexey Golovanov. During this period, SJJ continued to place orders for QRR’s products; however, it utilized the Company to purchase these orders since QRR had orally granted the Company pricing terms that were more favorable than it has given to SJJ. SJJ paid the Company a commission in the amount of 5% to 10% on the gross sales price it obtained from its sales where the Company acted as an agent. Since demand for QRR’s products were declining in Japan and Asia, SJJ discontinued selling QRR products.

Hateley & Hampton
Attorneys & counselors

Ms. Amanda Ravitz

February 11, 2015

QRR’s oral agreement to grant the Company favorable pricing on its products was in exchange for the Company opening up the markets in the U.S and the EU for QRR.

Beginning in early 2013, the Company discontinued the consignment and commissionable business and began purchasing its own inventory to warehouse at Amazon.com and sell directly to third party buyers as well as resellers in the EU. There are no related party sales in 2014.

FASB ASC 605-45 states that an entity should report revenue as the gross amount billed to a customer because it has earned revenue or as the net amount retained because it has earned a commission or fee as an agent. 605-45-45-4 through 605-45-45-11 set forth indicators that may support gross revenues as follows:

1.	The entity as the primary obligor;

2.	The entity has general inventory risk;

3.	The entity has latitude in establishing price;

4.	The entity changes the product or performs part of the service;

5.	The entity has discretion in supplier selection;

6.	The entity is involved in the determination of product or service specification;

7.	The entity has physical loss inventory risk – after customer ordering or during shipping

From the Company’s inception through early 2013, the Company did not meet any of the indicators, which would support it reporting on a gross revenue basis. As discussed above, the Company merely earned a commission or consignment fee for selling SSJ’s existing inventory or acted as an agent to pass through more favorable pricing to SSJ due to the oral agreement that the Company reached with its minority shareholder and QRR.

Commencing in late 2012, the Company purchased inventory directly from QRR and held that inventory at Amazon for sale to third party customers or resellers. When a customer or reseller placed and order and paid for the product, the Company had Amazon fulfill the order and ship the product directly to the customer or reseller. Accordingly, the Company substantially meets most of the indicators that support gross revenue reporting.

Note 3 – Income Taxes, page F-8

24.	Please revise your filing to include disclosures outlined in 740-10-50 of the FASB Accounting Standards Codification.

Response:	Revised.

Hateley & Hampton
Attorneys & counselors

Ms. Amanda Ravitz

February 11, 2015

Note 5 - Related Party Transactions, page F-8

25.	We note here and throughout the filing that you are buying your inventory from a company in Russia, which your minority shareholder owns. We further note that you have contracted with a company in Japan, which your majority shareholder owns, to sell your inventory on Amazon.com for a 5% - 10% commission. Please revise your disclosure here and throughout the filing to address the following comments:

●	Disclose the material terms of the buying and selling arrangements that you have entered into with the companies in Russia and in Japan, which are owned by your minority and majority owners, respectively.

Response:	Revised. The Company enters into a purchase order every time it buys inventory. The terms of each purchase are set forth in the purchase order. The terms are not material and relate to quantity and price.

●	We note that in 2013 you began reporting your revenues on a gross basis rather than net since the majority of your revenues are from unrelated third party sales as opposed to consignment sales for your related party. Provide us with your detailed analysis of Topic 605-45 of the FASB Accounting Standards Codification that supports your conclusion to recognize revenue on these related party sales on a gross basis rather than a net basis. Include in your response a discussion of the factors listed in paragraphs 605-45-45-3 through 605-45-45-18.

Response:	See response to Question 23.

●	Provide all of the disclosures outlined in 850-10-50-1 through 50-6 of the FASB Accounting Standards Codification for these transactions.

Response:	Revised to include the disclosures.

Unaudited Interim Condensed Financial Statements, page F-9

26.	Please revise your unaudited condensed financial statements, as applicable, to address the comments issued above in connection with your annual audited financial statements.

Response:	Revised and update to September 30, 2014.

Hateley & Hampton
Attorneys & counselors

Ms. Amanda Ravitz

February 11, 2015

Note 6 – Related Party Transactions, page F-14

27.	Please update this disclosure with information about the amount of inventory purchased from the related party in 2014.

Response:	Revised to disclose the inventory purchased from the related party in 2014.

Exhibits

28.	We note several references to agreements that you have with Messrs. Shvetsky and Golovanov, or with entities that they control. Please refer to Regulation S-K, Item 601(b)(10)(i) and (ii) and file all applicable agreements as exhibits, including, without limitation:

●	your written agreement with Quarta-Rad Ltd. for the consignment and purchase of its products (pages 35 and F-8);

Response:	The Company does not have any written agreements for the consignment and purchase of the products. All agreements are oral.

●	the agreement that confers exclusive distribution rights to you for the RADEX brand in the U.S., Canada and the EU (page 29); and

Response:	The Company’s agreement for the exclusive distribution rights for the RADEX brand in the U.S. and Canada and the EU is an oral agreement. Revised to disclose that it is an oral agreement.

●	the contract with your majority shareholder’s company, which is referenced on page F-8.

Response:	The contract with the Company’s majority shareholder’s company was an oral agreement. The Company no longer sells the products it purchases to the related party company.

Hateley & Hampton
Attorneys & counselors

Ms. Amanda Ravitz

February 11, 2015

29.	We note that your filing did not include an exhibit containing the accountants’ consent. Please provide a currently dated and signed consent from your independent accountants with your next amendment. Refer to Item 601(b)(23)(i) of Regulation S-K.

Response:	The filing includes a currently dated and signed consent from the independent accountants.

30.	Please tell us where you have filed the amendment to your certificate of incorporation that reflects the 10,000 to 1 forward split you reference on page 4.

Response:	On February 4, 2015, the Company filed a Certificate of Correction to its Certificate of Amendment to the Certificate of Incorporation to include the applicable paragraph that was inadvertently left out of its Amended and Restated Certificate of Incorporation that was unanimously approved by the Company’s shareholders on board of directors on June 29, 2012 and filed with the Delaware Secretary of State on July 16, 2012.

31.	Please tell us how the representations in paragraphs 4(b)-(d) are consistent with Section 14 of the Securities Act.

Response:	The disclosure acknowledges the Commission’s position and disclosures the Company’s right to seek counsel on whether the matter is settled.

We believe the foregoing changes have adequately addressed the SEC’s comments.

If you have any question or require anything further, please feel free to call me at 310-576-4758 or Michael Connette at (424) 777-8800.

Sincerely yours,

HATELEY & HAMPTON,

/s/ Donald P. Hateley
Donald P. Hateley, Esq., CPA

cc:	Victor Shvetsky, Chief Executive Officer
Michael T. Connette, Esq.